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EXHIBIT 14

THE GENLYTE GROUP INCORPORATED CODE OF ETHICS

DECEMBER 31, 2003

Purpose

        This Code of Ethics establishes written standards promulgated to deter wrongdoing and to promote (1) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (2) full, fair, accurate, timely, and understandable disclosure in reports and documents that The Genlyte Group Incorporated ("Genlyte") or Genlyte Thomas Group, LLC ("GTG") files with, or submits to, the Securities and Exchange Commission ("SEC") and in other public communications made by Genlyte or GTG; (3) compliance with governmental laws, rules, and regulations that apply to Genlyte or GTG.

Honest and Ethical Conduct

        Genlyte and GTG (both the "Company") are committed to integrity in the conduct of their business and require that all employees perform their duties in an honest, ethical and proper manner. Employees will not engage in any conduct or activity that could cause embarrassment to the Company or harm its reputation. By doing business in this manner, the respect of the Company's customers, suppliers, stockholders, employees, and communities is ensured. Managers are not only responsible for their own honest and ethical conduct, but also for communicating the letter and spirit of this policy to employees who report to them, and for setting an appropriate example.

Conflicts of Interest

        Also refer to the HR Conflict of Interest policy, which requires all salaried employees to complete an Employee Conflict of Interest Certification at least annually. The Conflict of Interest Policy is hereby incorporated herein by reference.

        Generally, conflicts of interest are to be avoided, and if unavoidable must be disclosed to and cleared by the President. A conflict of interest exists if the actions of an employee are, or could reasonably appear to be, influenced by personal considerations or by actual or potential personal benefit or gain, over and above their duty and obligation to the Company. Employees are expected to make decisions in the best interests of the Company, and not for personal gain. Questions about what constitutes a conflict of interest should be directed to the employee's General Manager, or the Corporate Vice President, Administration or General Counsel.

Disclosure of Information

        Also refer to the HR Reporting Misconduct in Accounting, Financial Reporting, or Auditing Matters policy.

        It is the policy of the Company to provide full, fair, accurate, timely, and understandable disclosure in reports and documents that The Genlyte Group Incorporated or Genlyte Thomas Group LLC files with, or submits to, the SEC and in other public communications made by the Company. Since the Officers of the Company are responsible for providing such disclosures, it is imperative that the Officers receive from other employees information and data that are also fair, accurate, timely, complete, relevant, and understandable. Therefore, it is the policy of the Company that employees provide to the Officers (and other members of Corporate HQ management) financial information and data, and any other information or data that is relevant to disclosure in SEC filings or other public communications, that are fair, accurate, timely, complete, relevant, and understandable.

  Record Keeping and Reporting

        All accounting and financial record keeping and reporting of information must be honest, accurate, timely, and complete. Internal accounting controls and procedures must be designed and implemented to reasonably ensure this. Management recognizes that errors and mistakes occur. In addition, accounting requires significant estimates and judgements. However, dishonest recording or reporting of information to organizations or people inside or outside the Company is prohibited. The knowing or deliberate falsification of any documents, records, or reports will be the basis for immediate dismissal and may subject an employee to civil and criminal sanctions as well. In addition, failing to record material transactions, or withholding or failing to disclose material information is prohibited.

  Confidentiality

        Confidential information is important to the Company's success. Employees must protect confidential information while working at the Company and after leaving the Company. Confidential information includes, but is not limited to, financial documents, records, and reports; policy manuals and procedures; computer files; information and documents related to strategy or plans for the future; acquisition targets; product designs; product costs; product pricing; customer lists, and personnel files. Each salaried employee will be required to and will sign an "Assignment Agreement and Confidentiality Obligation" form as a consideration of employment. Information that has been made public by the Company, including the types of information just listed, such as press releases, SEC filings, advertisements, etc. is not considered confidential.

        Company procedures for releasing information to the public must be followed. In personal and business conversation, employees should limit comments about the Company to information that has been publicly disclosed. Any other disclosure of confidential information should only be made to individuals or organizations with a need to know the information. Employees should not attempt to obtain confidential information that does not relate to their employment duties and responsibilities. Employees should never use confidential information for personal advantage.

Compliance with Governmental Laws, Rules, and Regulations

        Strict compliance with all governmental laws, rules, and regulations affecting the conduct of the Company's business is required. Any questions as to the applicability of any law or the appropriate manner of compliance should be directed to the Corporate General Counsel.

  Antitrust Laws

        Employees must comply with the state and federal antitrust laws of the United States and of each country in which the Company operates. These laws promote fair and honest competition and prohibit any agreements or understandings that unreasonably reduce competition and business rivalry, such as price-fixing, discriminatory pricing, etc. Refer to the HR Conflict of Interest policy.

  Accounting Requirements

        It is the policy of the Company to produce internal and external financial statements in conformity with accounting principles generally accepted in the United States and to comply with the rules and regulations of the SEC. Refer to the HR Reporting Misconduct in Accounting, Financial Reporting, or Auditing Matters policy.

  Securities Laws

        It is the policy of the Company to comply with all applicable securities laws. Employees who have obtained material non-public information, or "insider information," relating to the Company or to another company with which the Company has done or is doing business, are prohibited from buying or selling securities of the Company or such other company, or engaging in any other action to take advantage of, use for personal gain or pass on to others, or use for the gain of others, that information. Employees are required to safeguard and keep confidential information that may come to them in the course of their involvement with the Company, with special attention to information that may affect the securities markets. Refer to policy FP650, Corporate Information and Insider Trading.

Reporting Concerns or Suspected Violations

        Employees must follow the ethical standards set forth in this policy. They also have the responsibility to ask questions, seek guidance, and report concerns about compliance or suspected violations of this policy or any of the policies referred to in this policy. Employees who act in good faith and provide specific evidence to substantiate their report of a concern or a suspected violation are helping the Company and doing the right thing. They are protected from interference in or retaliation for making such reports and cooperating in subsequent investigations or proceedings.

        Employees are encouraged to first report a concern or suspected violation to their direct supervisor or manager and/or the Division General Manager. Supervisors, managers, and Division General Managers who receive a report are required to report the matter to the Corporate Vice President, Administration or General Counsel.

        If for any reason an employee feels reluctant to report the concern or suspected violation to his or her direct supervisor or manager or the Division General Manager, the employee can report the matter directly to the Corporate Vice President, Administration or General Counsel.

        Employees are encouraged to report concerns or suspected violations in writing, providing as much evidence as possible, and the name of the employee making the report. This makes investigating the report much more effective. However, it is perfectly acceptable for an employee to make a report over the phone. It is perfectly acceptable for an employee to make a report anonymously. Even if an employee provides his/her name, confidentiality will be maintained except to the extent that the person's name must be disclosed to people involved in the investigation. It is contrary to this policy and illegal for management to retaliate against anyone who makes a legitimate report.

Responsibilities of Employees Receiving a Report

        Any supervisor, manager, or Division General Manager who receives an appropriate allegation is required to report it to the Corporate Vice President, Administration or General Counsel. Failure by a supervisor, manager, or General Manager to pass on a reported concern or suspected violation received within the scope of this policy may result in adverse personnel action against the responsible employee, up to and including dismissal.

        Reasonable care should be taken in dealing with reported concerns or suspected violations to avoid:

  •
  reports that are made falsely or with reckless disregard for their truth or reports of such a vague nature or so unsubstantiated by any evidence that they are too difficult to investigate

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  exposure of the person's name if that person wishes to maintain confidentiality

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  premature notice to persons suspected of violation or to others not involved in the investigation

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  violations of a person's rights under the law

        Accordingly, a supervisor, manager, or General Manager receiving a report:

  •
  should not contact the person suspected of violating the policy

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  should not discuss the report with anyone other than the General Manager, Corporate Vice President, Administration or General Counsel

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  should direct all inquiries from any attorney retained by the suspected individual(s) to the Corporate General Counsel

Investigations of Reports

        The Corporate Vice President, Administration, or the General Counsel, or both, shall, as appropriate, conduct or direct the investigations of all reports of suspected violations, unless the report constitutes an "Appropriate Allegation" under policy the HR Reporting Misconduct in Accounting, Financial Reporting, or Auditing Matters policy, in which case the Corporate Audit Manager will conduct or direct the investigation. If the investigation confirms a violation of policy, the Company shall take whatever actions are appropriate to disclose and correct the matter. The Company shall also take appropriate disciplinary action against the employees involved in the violation.

Certification

        This Code of Ethics policy applies to all salaried Company employees, who shall be required to sign an Employee Conflict of Interest, Confidentiality, and Code of Ethics Certification annually.

EMPLOYEE CONFLICT OF INTEREST, CONFIDENTIALITY, AND CODE OF ETHICS CERTIFICATION

1.	( )	I have read, understand, and will comply with the Conflict of Interest Policy. I understand the Company is relying on this certification by me in employing me and in disclosing Company confidential information and trade secrets to me. I agree that following my employment with the Company, all confidential information and trade secrets to which I was exposed during employment with the Company shall be held in the strictest confidence and will not be used or disclosed to any person except as required by applicable law. I also agree to execute and be bound by the "Assignment Agreement and Confidentiality Obligation" form applicable to salaried employees of the Company.
2.	( )	I have read, understand and will abide by the Company's Code of Ethics.
3.	( )
Neither I nor any immediate family member/relative of mine is presently engaged in, nor will I or any of my immediate family members engage in, any business activity which would be in conflict with or would be a violation of the Conflict of Interest Policy or which would constitute a prohibited conflict of interest.
4.	( )
I understand that a violation by me of the Conflict of Interest Policy or of this Certification may constitute employment misconduct and may result in serious legal consequences including but not limited to the forfeitures of severance and other employment benefits.
5.	( )	I am not aware of any violations of the Conflict of Interest Policy.

If you do not check all five of the above, indicate below your reason as well as any known violations of the Conflict of Interest or Code of Ethics Policies or areas of actual or potential conflicts of interest:

I understand that I must immediately update the above at any time circumstances may arise which would change this continuing certification, and I agree to do so.
NAME :	(Please print)
SIGNATURE:
LOCATION:
DATE:

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THE GENLYTE GROUP INCORPORATED CODE OF ETHICS DECEMBER 31, 2003
EMPLOYEE CONFLICT OF INTEREST, CONFIDENTIALITY, AND CODE OF ETHICS CERTIFICATION